

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

John Rego
Chief Financial Officer
WideOpenWest, Inc.
7887 East Belleview Avenue , Suite 1000
Englewood, Colorado 80111

>   **Re: WideOpenWest, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 24, 2022**
>   **Form 8-K filed May 9, 2022**
>   **File No. 001-38101**

Dear Mr. Rego :

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology